Exhibit 99.1

Correction to the Annual General Meeting Venue Address

TOKYO, JAPAN, November 12, 2026 — CTW (Nasdaq: CTW) (“CTW” or the “Company”), a leading game platform company providing global access to web-based games through its flagship platform, G123.jp, today announced a correction to the venue address for its annual general meeting as stated in the Company’s press release, notice of annual general meeting and form of proxy furnished with its Report on Form 6-K on November 9, 2026.

The venue address was incorrectly stated as “Sumitomo Shiba Koen Building, 17th Floor, 2-8-17 Shiba, Minato-ku, Tokyo, 105-0014, Japan.” The correct venue address is: “Sumitomo Shiba Koen Building, 17th Floor, 2-7-17 Shiba, Minato-ku, Tokyo, 105-0014, Japan.”

This correction relates solely to a typographical error in the venue address and does not represent a change in the intended meeting venue. The date and time of the annual general meeting, the matters to be considered and all other meeting arrangements remain unchanged.

Shareholders may access the Company’s public filings free of charge at the Company’s investor relations website http://www.ctw.inc/investors, and on the SEC’s website http://www.sec.gov.

About CTW

CTW is a leading game platform company providing global access to web-based, free-to-play games inspired by popular Japanese anime IP, including So I’m a Spider, So What? Ruler of the Labyrinth, Arifureta: From Commonplace to World’s Strongest — Rebellion Soul, and Queen’s Blade Limit Break. CTW delivers these games through its globally-accessible flagship platform, G123.jp, which has accumulated paying users in over 200 countries since its 2018 launch. Founded in Tokyo in 2013, CTW partners with anime and manga IP holders to bring officially licensed titles to players around the world with no downloads or account registration required.

For more information, visit www.ctw.inc or G123.jp.

Forward Looking Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. CTW may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about CTW’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: CTW’s growth strategies; its future business development, results of operations and financial condition; its ability to distribute successful and engaging games with high “playability” on its platform; its ability to efficiently attract and retain end-users who come to play and make in-game purchases; its ability to achieve positive return on investment on user acquisition efforts; its ability to establish and maintain relationships with game developers; governmental policies and regulations relating to CTW’s industry; and general economic and business conditions globally and in Japan and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in CTW’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and CTW undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Contacts

Media Contact:

CTW Press Team

corpcomm@ctw.inc

Investor Relations Contact:

Patrick Federle | Head of Investor Relations
investor@ctw.inc